United States securities and exchange commission logo





                          June 28, 2021

       J. Bradley Scovill
       President and Chief Executive Officer
       Citizens & Northern Corporation
       90-92 Main Street
       P.O. Box 58
       Wellsboro, PA 16901

                                                        Re: Citizens & Northern
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 21, 2021
                                                            File No. 333-257214

       Dear Mr. Scovill:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact J. Nolan
McWilliams at (202) 551-3217 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Charles J. Ferry, Esq.